Fiscal and Economic Update

FIRST QUARTER 2023–2024

Department of Finance and
Treasury Board



Fiscal and Economic Update
First Quarter 2023–2024

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

August 2023

Cover:
Executive Council Office, Corporate Communications (# 13371)

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-3053-5

 Think Recycling!

Minister's Message



I am pleased to share with New Brunswickers this latest quarterly update of our province's fiscal and economic situation.

We remain committed to maintaining strong, prudent fiscal management by considering the long-term financial health of the province in every decision we make, not only for today, but for future generations. These efforts are now paying off as seen by a recent assessment by the Parliamentary Budget Officer indicating that New Brunswick's current fiscal policy is sustainable over the long-term.

Our economy has maintained stronger-than-expected momentum as our population continues to grow at a healthy pace and employment sets new records. These factors have contributed to our revenue performance.

With a brighter revenue outlook, we have increased spending in health care, and we are moving forward with a comprehensive housing strategy.

Despite the progress we have made, many challenges remain. While the rate of price inflation has begun to slow, it remains above historical norms. Labour supply shortages and housing pressures persist. Moreover, interest rates have risen significantly over the last year, and their full effects have not yet been realized.

Given the fiscal results we have achieved in recent years, we are in a better position to tackle these challenges. We have moved forward with tax cuts, allowing residents to keep more of their hard-earned dollars, and we are also increasing spending in priority areas.

We continue to find ourselves in volatile times but are doing so from a healthy position. This latest quarterly update helps inform the discussion on addressing the challenges that come from a vibrant and growing New Brunswick.

Hon. Ernie L. Steeves
Minister of Finance and Treasury Board

2023–2024 Fiscal Update

Projections for the 2023–2024 fiscal year show a surplus of $199.6 million compared to the budgeted surplus of $40.3 million.

Total revenue is projected to be $151.3 million higher than budget. The improvement reflects higher conditional grant revenues, reflecting the timing of revenue under several conditional grant agreements, and higher Disaster Financial Assistance funding. Stronger-than-anticipated growth in the economy is positively impacting personal income tax revenue and harmonized sales tax revenue.

Total expenses are projected to be lower than budget by $8.1 million. This is due to lower expenses for Service of the Public Debt and Opportunities New Brunswick, partially offset by higher expenses in Post-Secondary Education, Training and Labour, Justice and Public Safety, and Regional Development Corporation.

The net debt is projected at $11.7 billion, an improvement of $145.9 million from budget.

TABLE 1
FIRST QUARTER FISCAL SUMMARY
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to June 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue..	12,192.6	12,343.8	151.3	3,019.5	2,979.3	(40.2)
Expense..	12,152.3	12,144.2	(8.1)	2,844.9	2,847.4	2.5
Surplus (Deficit)..	**40.3**	**199.6**	**159.3**	**174.6**	**131.9**	**(42.7)**
Net Debt - End of Year................................	**(11,796.4)**	**(11,650.5)**	**145.9**	**(11,376.9)**	**(11,412.8)**	**(35.9)**

NOTICE TO READER:
The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.
Numbers may not add up due to rounding.

Revenue Outlook

Revenue is projected to be $151.3 million higher than budget. The major variances include:

- Conditional Grants are up $41.0 million mainly due to higher funding for labour market and workforce development agreements and the Disaster Financial Assistance program.

- Harmonized Sales Tax revenue is up $40.0 million due to an anticipated strengthening of the national revenue pool.

- Personal Income Tax revenue is up $40.0 million reflective of income and population growth.

- Return on Investment revenue is up $21.7 million related to projections of interest income and net income for NB Liquor Corporation and NB Power.

- Sale of Goods and Services revenue is up $15.7 million due to higher fees related to the New Brunswick Community College and the Collège communautaire du Nouveau-Brunswick, as well as higher revenue from Forest Protection Limited.

- Insurance Premium Tax revenue is up $9.2 million due to higher than anticipated premiums written by the insurance industry.

- Special Purpose Account revenue is up $8.0 million mainly due to new funding under the Private Woodlot Sustainability Fund.

- Royalties are up $7.9 million due to current fair market value rates for softwood and hardwood pulpwood.

- Sinking Fund Earnings are down $23.6 million as a result of the adoption of a new accounting standard.

Expense Outlook

Total expenses are projected to be under budget by $8.1 million. The major variances include the following:

- Service of the Public Debt is under budget by $53.6 million due to higher-than-expected short-term interest earnings as a result of rising interest rates, and the adoption of a new accounting standard for financial instruments that is offset by lower than budgeted Sinking Fund Earnings.

- Opportunities New Brunswick is under budget by $10.8 million mainly due to lower-than-expected disbursements for financial assistance and productivity programs.

- Special Operating Agencies are under budget by $6.5 million mainly due to projects not advancing as anticipated under the Canada Community-Building Fund.

- Post-Secondary Education, Training and Labour is over budget by $29.9 million due to increased demand and the receipt of additional federal funding in the Working NB program as well as costs to implement the New Brunswick Housing Strategy.

- Justice and Public Safety is over budget by $16.9 million mainly due to expenses incurred under the Disaster Financial Assistance program primarily associated with Hurricane Fiona. These expenses are offset to a large extent by federal recoveries.

- Regional Development Corporation is over budget by $7.0 million mainly due to the cost of implementing the New Brunswick Housing Strategy.

- Natural Resources and Energy Development is over budget by $5.5 million mainly due to fire suppression costs, and maintenance and environmental protection activities at the Restigouche and Caribou mine sites.

- Special Purpose Accounts are over budget by $3.6 million mainly due to the timing of expenditures under the NB911 project as well as the receipt of additional funding under two federal agreements.

First Quarter Actual Results

First quarter actuals show a surplus of $131.9 million compared to a quarterly budgeted surplus of $174.6 million.

- The difference between the first quarter actual surplus and the projected surplus reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

- On a year-to-date actual basis, revenue is $40.2 million lower than the first quarter budget, largely due to the timing of federal grant funding.

- Total actual expenses for the quarter are $2.5 million higher than the first quarter budget, mainly due to higher year-to-date expenses for Other Agencies. This is partially offset by lower year-to-date expenses for Service of the Public Debt, Health and Social Development.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to June 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account..	11,621.1	11,786.4	165.3	2,929.9	2,847.0	(82.9)
Capital Account..	42.7	43.4	0.6	1.9	4.8	2.9
Special Purpose Account..............................	132.0	140.0	8.0	25.7	25.9	0.2
Special Operating Agencies.........................	179.7	180.7	1.0	7.7	51.6	43.9
Sinking Fund Earnings..................................	217.0	193.4	(23.6)	54.3	50.0	(4.3)
Total Revenue...	**12,192.6**	**12,343.8**	**151.3**	**3,019.5**	**2,979.3**	**(40.2)**
Expense						
Ordinary Account..	10,986.1	10,981.1	(5.0)	2,652.5	2,662.7	10.2
Capital Account..	177.9	175.0	(2.9)	7.2	16.3	9.1
Special Purpose Account..............................	152.9	156.5	3.6	18.9	17.6	(1.3)
Special Operating Agencies.........................	211.3	204.7	(6.5)	14.7	6.3	(8.4)
Amortization of Tangible Capital Assets...	624.1	626.9	2.8	151.6	144.5	(7.1)
Total Expense...	**12,152.3**	**12,144.2**	**(8.1)**	**2,844.9**	**2,847.4**	**2.5**
Surplus (Deficit)..	**40.3**	**199.6**	**159.3**	**174.6**	**131.9**	**(42.7)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to June 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year...................	**(11,613.1)**	**(11,613.1)**	**0.0**	**(11,613.1)**	**(11,613.1)**	**0.0**
Changes in Year						
Surplus (Deficit)...	40.3	199.6	159.3	174.6	131.9	(42.7)
Investments in Tangible Capital Assets....	(847.6)	(863.9)	(16.3)	(90.0)	(76.1)	13.9
Amortization of Tangible Capital Assets...	624.1	626.9	2.8	151.6	144.5	(7.1)
(Increase) Decrease in Net Debt.............	**(183.3)**	**(37.4)**	**145.9**	**236.2**	**200.3**	**(35.9)**
Net Debt - End of Year...............................	**(11,796.4)**	**(11,650.5)**	**145.9**	**(11,376.9)**	**(11,412.8)**	**(35.9)**

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to June 30, 2023		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax....................................	2,261.0	2,301.0	40.0	562.0	583.3	21.3
Corporate Income Tax.................................	636.2	636.2	0.0	165.2	165.2	0.0
Provincial Real Property Tax.......................	469.3	469.3	0.0	112.6	111.7	(0.9)
Harmonized Sales Tax: net of credit........	1,901.6	1,941.6	40.0	474.8	478.9	4.1
Gasoline and Motive Fuels Tax..................	200.5	200.5	0.0	48.0	49.8	1.8
Carbon Emitting Products Tax...................	4.0	0.0	(4.0)	4.0	0.8	(3.2)
Tobacco Tax..	95.0	92.0	(3.0)	26.7	23.1	(3.6)
Pari-Mutuel Tax..	0.5	0.5	0.0	0.1	0.2	0.1
Insurance Premium Tax..............................	76.5	85.7	9.2	14.7	17.0	2.3
Real Property Transfer Tax........................	48.0	48.0	0.0	8.4	12.8	4.4
Financial Corporation Capital Tax............	27.0	27.0	0.0	6.8	6.8	0.0
Cannabis Duty..	13.0	12.0	(1.0)	3.3	3.0	(0.3)
Penalties and Interest.................................	16.0	16.0	0.0	4.2	4.0	(0.2)
	5,748.6	5,829.8	81.2	1,430.8	1,456.6	25.8
Return on Investment.................................	225.7	247.4	21.7	88.0	90.6	2.6
Licences and Permits..................................	165.3	164.9	(0.3)	56.2	57.9	1.7
Sale of Goods and Services........................	532.6	548.3	15.7	130.1	145.0	14.9
Royalties...	70.3	78.2	7.9	0.2	0.0	(0.2)
Agency Revenues...	206.3	204.5	(1.7)	51.6	50.9	(0.7)
Fines and Penalties......................................	7.0	7.0	0.0	1.8	1.7	(0.1)
Miscellaneous..	76.1	76.0	(0.1)	18.1	14.9	(3.2)
Total - Own Source Revenue...................	**7,031.8**	**7,156.0**	**124.2**	**1,776.8**	**1,817.6**	**40.8**
Unconditional Grants – Canada						
Fiscal Equalization Payments.....................	2,631.3	2,631.3	0.0	657.8	657.8	0.0
Canada Health Transfer..............................	1,080.5	1,080.5	0.0	270.1	270.1	0.0
Canada Social Transfer...............................	345.0	345.0	0.0	86.2	86.2	0.0
Other...	1.9	1.9	0.0	0.5	0.5	0.0
	4,058.7	4,058.7	0.0	1,014.6	1,014.6	0.0
Conditional Grants – Canada..................	543.3	584.3	41.0	141.7	19.6	(122.1)
Total - Grants from Canada.....................	**4,602.0**	**4,643.0**	**41.0**	**1,156.3**	**1,034.2**	**(122.1)**
Subtotal..	**11,633.8**	**11,799.0**	**165.3**	**2,933.1**	**2,851.8**	**(81.3)**
Inter-account Transactions.........................	(12.6)	(12.6)	0.0	(3.2)	(4.8)	(1.6)
Ordinary Account Revenue.....................	**11,621.1**	**11,786.4**	**165.3**	**2,929.9**	**2,847.0**	**(82.9)**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

DEPARTMENT	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to June 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
Agriculture, Aquaculture and Fisheries...	48.9	47.4	(1.5)	8.4	5.8	(2.6)
Education and Early Childhood Development..	1,720.6	1,720.1	(0.5)	427.8	426.2	(1.6)
Environment and Local Government........	129.6	129.6	0.0	32.2	29.2	(3.0)
Executive Council Office.............................	11.7	11.6	(0.1)	2.9	2.8	(0.1)
Finance and Treasury Board......................	32.0	31.6	(0.4)	7.7	8.0	0.3
General Government..................................	1,046.6	1,045.2	(1.4)	265.0	255.6	(9.4)
Health..	3,584.1	3,585.8	1.7	814.0	793.2	(20.8)
Justice and Public Safety............................	366.7	383.6	16.9	88.2	89.5	1.3
Legislative Assembly...................................	33.1	32.9	(0.1)	8.4	7.3	(1.1)
Natural Resources and Energy Development..	122.7	128.2	5.5	25.3	26.8	1.5
Office of the Premier...................................	1.7	1.7	0.0	0.4	0.4	0.0
Opportunities New Brunswick....................	57.1	46.3	(10.8)	13.2	8.7	(4.5)
Other Agencies..	421.9	424.2	2.3	106.3	177.3	71.0
Post-Secondary Education, Training and Labour...	669.0	698.9	29.9	178.0	182.6	4.6
Regional Development Corporation.........	50.8	57.8	7.0	4.5	2.8	(1.7)
Service of the Public Debt..........................	627.0	573.4	(53.6)	154.6	129.9	(24.7)
Social Development....................................	1,633.7	1,633.7	0.0	418.1	407.6	(10.5)
Tourism, Heritage and Culture..................	75.1	75.1	0.0	22.4	23.9	1.5
Transportation and Infrastructure............	378.9	378.9	0.0	81.3	89.9	8.6
Subtotal..	**11,011.0**	**11,006.1**	**(5.0)**	**2,658.7**	**2,667.5**	**8.8**
Investment in Tangible Capital Assets..	(8.5)	(8.6)	(0.1)	(2.1)	0.0	2.1
Inter-account Transactions.........................	(16.4)	(16.4)	0.0	(4.1)	(4.8)	(0.7)
Ordinary Account Expense......................	**10,986.1**	**10,981.1**	**(5.0)**	**2,652.5**	**2,662.7**	**10.2**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2023–2024 Full Year to March 31, 2024			2023–2024 Year-to-date to June 30, 2023		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries...	0.5	0.5	0.0	0.2	0.0	(0.2)
Education and Early Childhood Development..	0.9	0.9	0.0	0.3	0.1	(0.2)
Environment and Local Government........	1.0	1.0	0.0	0.1	(0.2)	(0.3)
Health..	39.1	39.1	0.0	0.0	0.6	0.6
Natural Resources and Energy Development..	6.0	3.0	(2.9)	1.4	0.7	(0.7)
Post-Secondary Education, Training and Labour.....................................	2.2	2.2	0.0	1.2	(0.1)	(1.3)
Regional Development Corporation.........	57.5	57.5	0.0	1.0	0.0	(1.0)
Social Development.....................................	50.0	50.0	0.0	3.2	1.7	(1.5)
Tourism, Heritage and Culture..................	9.5	9.5	0.0	2.4	2.6	0.2
Transportation and Infrastructure............	850.4	866.6	16.2	85.3	87.0	1.7
Subtotal..	**1,017.0**	**1,030.3**	**13.3**	**95.1**	**92.4**	**(2.7)**
Investment in Tangible Capital Assets.....	(839.1)	(855.3)	(16.2)	(87.9)	(76.1)	11.8
Capital Account Expense..........................	**177.9**	**175.0**	**(2.9)**	**7.2**	**16.3**	**9.1**

2023 Economic Update


N.B. Real GDP, 2023 (%)
Q1 Update
Budget 2023–2024
Average 1.2
1.7
1.7
1.4
1.2
1.0
1.0
0.9
0.6
Scotia Bank
BMO
Royal Bank
TD Bank
CBoC
N.B. FTB
National Bank
CIBC
Source: N.B. Finance and Treasury Board


N.B. Net Migration - as of April 1
(Y/Y growth)
(Persons)
Net international migration
Net interprovincial migration
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Source: Statistics Canada Tables 17-10-0040-01 and 17-10-0020-01


Employment - June 2023
(Unadjusted, YTD % change)
N.B. 3.9%
Alta. 3.5%
P.E.I. 3.4%
N.S. 2.9%
Que. 2.8%
N.L. 2.5%
Canada 2.5%
Ont. 2.4%
Man. 2.3%
B.C. 1.4%
Sask. 1.4%
Source: Statistics Canada Table 14-10-0287-01


Inflation vs. Average Weekly Earnings, N.B.
(Unadjusted, Y/Y % change)
CPI
Average weekly earnings
Source: Statistics Canada Tables 14-10-0203-01 and 18-10-0004-01

New Brunswick Economic Outlook	Budget	Revised
Real GDP	0.8	1.0
Nominal GDP	2.3	2.5
Primary Household Income	3.8	4.6
Population (July 1)	1.8	3.1
Labour Force	0.7	2.6
Employment	0.8	3.0
Unemployment Rate (%)	7.1	6.8
Consumer Price Index	3.7	3.7

Sources: Statistics Canada, N.B. Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of July 31, 2023

- According to the International Monetary Fund (IMF), global economic output growth is projected to fall from 3.5% in 2022 to 3.0% in 2023, primarily due to the rise in central bank policy rates to fight inflation weighing on economic activity.
- The U.S. Bureau of Economic Analysis reported real Gross Domestic Product (GDP) in the U.S. grew by 2.4% in Q2 2023, mainly driven by increases in consumer spending and business investment. The IMF is now forecasting economic growth of 1.8% in the U.S. for 2023.
- Statistics Canada reported Canada's real GDP grew by 2.2% in Q1 2023 compared to the same quarter in 2022, mainly driven by improvements in exports, household final consumption, non-residential business investment, and government investment. The Bank of Canada is forecasting real GDP growth of 1.8% for the year.
- The Department of Finance and Treasury Board estimates economic activity in New Brunswick will rise by 1.0% in 2023, below the average of 1.2% among private sector forecasters.
- As of April 1, 2023, New Brunswick's population was estimated at 831,618, an increase of 3.6% from a year ago, due to significant advancements in net international migration and continued positive net interprovincial migration.
- On a year-to-date basis, New Brunswick's labour force grew by 2.8% and employment was up 3.9% (+14,200 employees). As a result, the unemployment rate declined by 0.9 percentage points, averaging 6.7% from January to June of 2023.
- On a year-to-date basis, average weekly earnings in New Brunswick grew by 3.2% in 2023 compared to the same period in 2022, mainly supported by a substantial increase in goods producing industries.

- Driven by increased employment and average weekly earnings, wages and salaries in the province expanded by 7.8% in Q1 2023 compared to Q1 2022.

- New Brunswick's investment in building construction increased by 4.1% over the first five months of the year, driven by robust growth in non-residential building construction (+23.6%), which offset a decline in the residential sector (-1.9%).

- New Brunswick housing starts totalled 1,583 units over the first half of 2023, a 13.7% decrease compared to the same period in 2022. However, prior to 2022, this figure represented the highest level of housing starts for the first half of the year since 2010.

- Provincial retail sales grew by 3.7% on a year-to-date basis, with six of the nine major subsectors reporting higher sales, led by general merchandise retailers and health and personal care retailers. Excluding gasoline stations and fuel vendors, sales are up 4.6%.

- Manufacturing sales and merchandise exports in New Brunswick decreased by 11.5% and 5.8%, respectively, over the first five months of 2023 compared to the same period in 2022. This decline was largely attributed to lower commodity prices, particularly for oil and wood products.

- On a year-to-date basis, the Consumer Price Index (CPI) in New Brunswick increased by 4.2% in 2023, with the highest price hikes occurring in food (+9.3%), health and personal care (+8.3%), and shelter (+5.1%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 31-Jul-2023)

| | Year-to-date | | | Reference period |
Indicators	2022	2023	% Change	from January to:
Labour force (x 1,000)	396.2	407.4	2.8%	June
Employment (x 1,000)	365.9	380.1	3.9%	June
Unemployment (x 1,000)	30.3	27.3	-9.9%	June
Participation rate (%)	60.1	60.1	...	June
Employment rate (%)	55.5	56.1	...	June
Unemployment rate (%)	7.6	6.7	...	June
Average weekly earnings ($)	1,060.40	1,094.56	3.2%	May
Retail trade ($M)	6,289.9	6,525.3	3.7%	May
Food services and drinking places ($M)	497.6	583.5	17.3%	May
Consumer Price Index (2002=100)	150.2	156.4	4.2%	June
Housing starts (units)	1,835	1,583	-13.7%	June
Investment in residential building construction ($M)	787.6	772.5	-1.9%	May
Investment in non-residential building construction ($M)	242.4	299.7	23.6%	May
Manufacturing sales ($M)	11,504.5	10,186.4	-11.5%	May
International exports ($M)	8,251.3	7,769.7	-5.8%	May

... Not applicable
Source: Statistics Canada